Exhibit 99.121

VERSES

VERSES Announces Approval of Spatial Web Standards

VANCOUVER, British Columbia, July 24, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next generation intelligent systems, announces that the Institute of Electrical and Electronics Engineers Standards Association (IEEE-SA) P2874 working group voting members have approved the Spatial Web standards: Hyperspace Modeling Language (HSML) and Hyperspace Transaction Protocol (HSTP).

“We are honored that the IEEE working group members have approved HSML and HSTP as the global standards for AI, IoT and robotic interoperability and governance. The approval positions these new standards to potentially become as ubiquitous as HTTP, WiFi, or Bluetooth protocols that enable interoperability between billions of devices and systems,” said Gabriel René, CEO of VERSES. “Industry and governments want to safely drive the proliferation of AI and autonomous technologies and we believe that the Spatial Web standards pave the road for both safer and faster market adoption.”

The Spatial Web is a hyper-connected, ethically-aligned network of humans, machines, and intelligent systems. HSML and HSTP provide standard formats for structuring multidimensional information in a unified format that includes the rules, requirements and restrictions that govern how AI and related systems can interact.

VERSES is the first company to apply the Spatial Web standards in their product, Genius™, a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. “Unlike generative AI platforms which simply remix content based on their training data, Genius Agents have a world model, like a mental model, which they continuously update in order to make increasingly accurate predictions. The Spatial Web standards allow agents to share these world models and therefore enable a distributed network of composable agents that can coordinate and interoperate with other software,” said Chief Product Officer, Hari Thiruvengada.

In their 2024 Hype Cycle for AI[1] report, Gartner recently classified VERSES approach with Genius as First Principles AI which enables a more reliable representation of context, accelerated training, data efficiency, improved generalizability, enhanced interpretability, and more adaptive systems as compared to current mainstream machine learning methods. More information on VERSES approach can also be found in a paper the Company released in 2023 entitled, “Designing Ecosystems of Intelligence from First Principles[2].”

The final steps before IEEE publication include addressing comments from the non-approval votes and verification by a review committee. Future plans for the working group include developing reference implementations and exploring governance requirements for various industries.

[1] https://www.gartner.com/doc/reprints?id=1-2HV4OPON&ct=240618&st=sb

[2] https://journals.sagepub.com/doi/10.1177/26339137231222481

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius can learn, adapt and interact with the world. Key features of Genius include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.
Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120